CUSIP NO. 62758B109						Page 1 of 27 Pages
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MUSICLAND STORES CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

62758B109
(CUSIP Number)

Alfred Teo, Alpha Industries, Inc.
 Page & Schuyler Avenues, P. O. Box 808
Lyndhurst, NJ  07071
(201) 933-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  __________.

Check the following box if a fee is being paid with the statement __________. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

SCHEDULE 13D
CUSIP NO. 62758B109						Page 2 of 27 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 62758B109						Page 3 of 27 Pages

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	M.A.A.A. Trust FBO Mark, Andrew, Alan and Alfred Teo, Jr.
	Annie Teo and Teren Seto Handelman, Co-Trustees
	IRS #22-6584856

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   		(a)____
											(b)_XX_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 			_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES		7.	SOLE VOTING POWER         250,000 shares
  BENEFICIALLY	  	8.	SHARED VOTING POWER
   OWNED BY			    9.	SOLE DISPOSITIVE POWER 	  250,000 shares
     EACH	     		10.	SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH


11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					250,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	_______

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .73%

14.	TYPE OF REPORTING PERSON*    00 - Trust

SCHEDULE 13D
CUSIP NO. 62758B109						Page 4 of 27 Pages

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alfred S. Teo and Annie Teo, Joint Tenants with Rights of
	of Survivorship
	Alfred Teo:  SSN:  ###-##-####
	Annie Teo:   SSN:  ###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   		(a)____
											(b)_XX_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 			_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES		7.	SOLE VOTING POWER           2,516,000 shares
  BENEFICIALLY  		8.	SHARED VOTING POWER
   OWNED BY		    	9.	SOLE DISPOSITIVE POWER	     2,516,000 shares
     EACH		     	10.	SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH


11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					2,516,000 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	_______

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    7.33%

14.	TYPE OF REPORTING PERSON*    IN



SCHEDULE 13D
CUSIP NO. 024490104						Page 5 of 27 Pages

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Industries, Inc. Retirement Plan dated January 1, 1984
	Alfred Teo, Trustee
	IRS I.D. #22-2408251

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   		(a)____
											(b)_XX_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	00 - Trust Funds

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 			_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES		7.	SOLE VOTING POWER         10,000 shares
  BENEFICIALLY  		8.	SHARED VOTING POWER
   OWNED BY		    	9.	SOLE DISPOSITIVE POWER 	  10,000 shares
     EACH	     		10.	SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					10,000 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	_______

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .03%

14.	TYPE OF REPORTING PERSON*    00 - Trust


SCHEDULE 13D
CUSIP NO. 024490104						Page 6 of 27 Pages

1.	NAME OF REPORTING PERSON
	SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Alpha Technologies, Inc.
	IRS I.D. #22-301576

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   		(a)____
											(b)_XX_

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
	WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 			_______
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New Jersey, U.S.A.

NUMBER OF SHARES		7.	SOLE VOTING POWER         19,000 shares
  BENEFICIALLY  		8.	SHARED VOTING POWER
   OWNED BY		    	9.	SOLE DISPOSITIVE POWER	   19,000  shares
     EACH			     10.	SHARED DISPOSITIVE POWER
   REPORTING
    PERSON
     WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

					19,000 shares

12.	CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	_______

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .06%

14.	TYPE OF REPORTING PERSON*    CO


CUSIP NO. 62758B109						Page 7 of 27 Pages





	SCHEDULE 13D






	CUSIP NO. 62758B109








Item 1.	Security and Issuer



No Par Value Common Stock

Musicland Stores Corp.

Jack W. Eugster, Chairman of the Board, President, CEO
10400 Yellow Circle Drive
Minnetonka, MN   5534

SCHEDULE 13D
CUSIP NO. 62758B109						Page 8 of 27 Pages

Item 2.	Identity and Background

	I.	M.A.A.A. Trust FBO Mark, Andrew, Alan & Alfred Teo, Jr.,
Annie Teo and Teren Seto Handelman, Co-Trustees

		(a)	M.A.A.A. Trust FBO Mark, Andrew, Alan & Alfred Teo,
Jr.

		(b)	Place of organization:  783 West Shore Drive,
Kinnelon, NJ  07405

		(c)	Principal business:  Trust

		(d)	During the last five (5) years, neither Mark Teo,
Andrew Teo, Alan Teo, Alfred Teo, Jr., Annie Teo nor Teren Seto Handelman have been convicted in a criminal proceeding.

		(e)	During the last five (5) years, neither Mark Teo,
Andrew Teo, Alan Teo, Alfred Teo, Jr., Annie Teo nor Teren Seto Handelman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	II.	Alfred Teo and Annie Teo, Joint Tenants with Rights of
Survivorship

		(a)	Alfred Teo and Annie Teo, husband and wife

		(b)	Residence:  783 West Shore Drive, Kinnelon, NJ
			07405

		(c)	Annie Teo is a homemaker and interior decorator,
being the Director, President and Treasurer of TUK
Associates, Inc. of Kinnelon, New Jersey.  Annie
Teo is also a Building Manager. Alfred Teo is
engaged in the manufacture and distribution of
plastics and plastic products.  Both Annie Teo and
Alfred Teo have interests in various partnerships
and other entities holding title to real property.
Alfred Teo holds the below described offices in the
following corporations, all of which are
SCHEDULE 13D
CUSIP NO. 62758B109						Page 9 of 27 Pages

manufacturers and distributors of plastics and plastic products:

				Chairman, President and Director :
				Sigma Extruding Corp.
				Page & Schuyler Avenues, Lyndhurst, New Jersey
07071

				Chairman, President and Director:
				Omega Extruding Corp. of California
				9614 Lucas Ranch Road, Rancho Cucamonga,
	California   91730

				Chairman, President and Director:
				Omega Plastic Corp.
				Page & Schuyler Avenues, Lyndhurst, New Jersey
	07071

				Chairman, President and Director:
				Beta Plastics Corp.
				120 Amor Avenue, Carlstadt, New Jersey 07072

				Chairman, Executive Vice President, Secretary and Director:
				Delta Plastics Holding Corp.
				(a Delaware Corporation)
				560 Ferry Street, Newark, New Jersey 07105

				Chairman, Executive Vice President, Secretary and Director:
				Delta Plastics Corporation
				(a New Jersey Corporation)
				560 Ferry Street, Newark, New Jersey 07105

				Chairman, Executive Vice President, Secretary and Director:
				Delta Plastics Corporation
				(a Massachusetts Corporation)
				560 Ferry Street, Newark, New Jersey 07105

				Chairman, Executive Vice President, Secretary and Director:
				Delta Plastics Corporation
				(a Georgia Corporation)
				560 Ferry Street, Newark, New Jersey 07105


SCHEDULE 13D
CUSIP NO. 62758B109						Page 10 of 27 Pages

				Chairman, Executive Vice President, Secretary
and Director:
				Delta Plastics Corp. of Illinois
				1650 East 95th Street, Chicago, Illinois 60617

				Chairman, Executive Vice President, Secretary
and Director:
				Delta Plastics Corp. of North Carolina
				1206 Traywick Road, Marshville, North Carolina
				28103

				Chairman, Chief Executive Officer, Vice
President, Treasurer and Director:
				Alpha Industries, Inc.
				Page & Schuyler Avenues, Lyndhurst, New Jersey
				07071

				Chairman, Co-Chief Executive Officer,
Treasurer, Secretary and Director:
				Zeta Consumer Products Corp.
				Macomb, Illinois

			Alfred Teo also holds the offices of President, Treasurer and Chairman of the Board of Directors of Lambda Financial Service Corp., Page & Schuyler
Avenues, Lyndhurst, New Jersey. This corporation is in the business of financial services.

			Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Alpha Technologies, Inc., 71 Suttons Lane,
Piscataway, New Jersey. This corporation is a computer network company.

			Alfred Teo also holds the offices of President and Director of Red Line Express Corp., Page & Schuyler
Avenues, Lyndhurst, New Jersey. This corporation is in the business of intra-state and inter-state trucking.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Discount Packaging Corp., 50 Grafton Avenue,
Newark, New Jersey 07104. This corporation is in the packaging business.

SCHEDULE 13D
CUSIP NO. 62758B109						Page 11 of 27  Pages


			Alfred Teo also holds the offices of Chairman, President and Director of M & E Packaging Corp.
			Page & Schuyler Avenues, Lyndhurst, New Jersey 07071. This corporation is in the packaging business.

			Alfred Teo also holds the offices of Chairman of the Board, Secretary and Director of Fidelity
Service Corp., Page & Schuyler Avenue, Lyndhurst,
New Jersey 07071. This corporation is in the warehousing business.

			Alfred Teo also holds the office of Secretary, Chairman of the Board of Directors and Director of Hillman's, The Eye Care Company, Inc., 125 Route 46
West, Totowa, New Jersey 07512. This corporation is in the eye care business.

			Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of
Tucker Housewares Corp., 150 Clove Road, Little
Falls, New Jersey.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of
Essex Plastics Corp., Pompono Beach, Florida.

			Alfred Teo is a member of the Board of Directors of Fleet Bank, N.A., 1 Exchange Place, Jersey City,
New Jersey.

Alfred Teo is a member of the Board of Directors of American Banknote Corporation, 200 Park Avenue,
49th Floor, New York, NY  10166.

Alfred Teo is a member of Board of Trustees of St.
Joseph's Hospital Foundation, 703 Main Street,
Paterson, New Jersey.

Alfred Teo is a member of the Board of Trustees of Stevens Institute of Technology, Castle Point on
Hudson, Hoboken, New Jersey

		(d)	During the last five (5) years, neither Alfred Teo
nor Annie Teo have been convicted in a criminal proceeding.

SCHEDULE 13D
CUSIP NO. 62758B109						Page 12 of 27  Pages


		(e)	During the last five (5) years, neither Alfred Teo
nor Annie Teo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		(f)	Alfred Teo and Annie Teo are United States
citizens.
	III.	Alpha Industries, Inc. Retirement Plan

		(a)	Alpha Industries, Inc. Retirement Plan dated
January 1, 1984, Alfred Teo, Trustee

		(b)	Place of Organization:  Page & Schuyler Avenues,
Lyndhurst, New Jersey 07071

		(c)	Principal business:  Trust

		(d)	During the last five (5) years, Alfred Teo has not
been convicted in a criminal proceeding.

		(e)	During the last five (5) years, Alfred Teo has not
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		(f)	Alfred Teo is a U.S. citizen.

	IV.	Alpha Technologies, Inc.

		(a)	Alpha Technologies, Inc., a Corporation of the
State of New Jersey

		(b)	Business Address: 88 Centennial Avenue, Piscataway,
New Jersey

		(c)	Principal business:  computer consulting and sales.
SCHEDULE 13D
CUSIP NO. 62758B109						Page 13 of 27  Pages

		(d)	During the last five (5) years, the Corporation has
not been convicted in a criminal proceeding.

		(e)	During the last five (5) years, the Corporation has
not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		(f)	Not applicable



Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used by Alfred Teo and Annie Teo in making the purchases was personal funds. The source of funds used by M.A.A.A. Trust and Alpha Industries, Inc. Retirement Plan was trust funds. The source of funds used by Alpha Technologies, Inc. was corporate funds. The aggregate amount of funds used in making the purchases including brokerage commissions and other costs of execution through the close of business on July 24, 1997 was:

	M.A.A.A. Trust FBO Mark,		        		$  464,843.75
	Andrew, Alan & Alfred Teo, Jr.

	Alfred Teo and Annie Teo,
	Joint Tenants with Rights
	of Survivorship	                				$3,954,022.00

	Alpha Industries, Inc.	          			$   30,925.00
	 Retirement Plan

	Alpha Technologies, Inc.        				$   38,190.00


		Total		                       					$4,487,980.75

SCHEDULE 13D
CUSIP NO. 62758B109						Page 14 of 27  Pages


Item 4.	Purpose of Transaction

The acquisition of the securities of the issuer was made for the purpose of investment and to work with management to enhance the shareholders' value.

	(a)	The reporting persons may acquire additional securities
of the issuer or dispose of securities of the issuer from time to time;

	(b)	The reporting persons have no plans or proposals which
relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c)	The reporting persons have no plans or proposals which
relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

	(d)	The reporting persons have no plans or proposals which
relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	The reporting persons have no plans or proposals which
relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

	(f)	The reporting persons have no plans or proposals which
relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

	(g)	The reporting persons have no plans or proposals which
relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

SCHEDULE 13D
CUSIP NO. 62758B109						Page 15 of 27  Pages



	(h)	The reporting persons have no plans or proposals which
relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

	(i)	The reporting persons have no plans or proposals which
relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

	(j)	The reporting persons have no plans or proposals which
relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

	(a)	As of the close of business on July 24, 1997, the
aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:

								 Number		Percentage
	       Name					of Shares        of Class

	M.A.A.A. Trust FBO Mark,
	Andrew, Alan & Alfred Teo, Jr.  		  250,000		  0.73%

	Alfred Teo and Annie Teo,
	Joint Tenants with Rights
	of Survivorship		              			2,516,000		  7.33%

	Alpha Industries, Inc.
	 Retirement Plan		              		   10,000		  0.03%

	Alpha Technologies, Inc.	       		   19,000        0.06%

		Total	                 			    		 2,795,000       8.15%

	Note: Percentage of Class is based on 34,301,956 shares outstanding as reported in the 10Q last filed by the Issuer with the Securities Exchange Commission.

SCHEDULE 13D
CUSIP NO. 62758B109						Page 16 of 27  Pages


	(b)

		1.	Alfred Teo and Annie Teo hold the shares listed
next to their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

		2.	Alfred Teo holds an authorization to trade
securities on behalf of M.A.A.A. Trust and may therefore direct the disposition of the shares of the issuer held by this Trust.

		3.	Alfred Teo is the Trustee of the Alpha Industries,
Inc. Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement Plan.

		4.	Alfred Teo holds a 50% interest in Alpha
Technologies, Inc. and may participate in voting or directing the vote, disposing of or directing the disposition of the shares of the issuer held by this corporation, but he does not control the power to vote, direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

	(c)	Transactions in the class of securities reported that
were effected in the last sixty (60) days are shown on Exhibit A attached hereto and consisting of three (3) pages.

	(d)	Where an interest relates to more than five (5%) percent
of the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

	(e)	Not applicable

SCHEDULE 13D
CUSIP NO. 62758B109						Page 17 of 27  Pages

Item 6.	Contracts, Arrangements, Understandings, or
		Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Statement Pursuant to Rule 13(d)-4

The undersigned reporting persons hereby declare that the filing of this statement shall not be construed as an admission that one or more of such reporting persons is(are), for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner or owners of any of the securities covered by this statement.


SCHEDULE 13D
CUSIP NO. 62758B109						Page 18 of 27 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	                         						___/s/_Alfred Teo____________
Dated:  July 24    , 1997      	Alfred Teo, Individually


                              		__/s/_Annie Teo______________
Dated:  July 24    , 1997    			Annie Teo, Individually


Dated:  July 24    , 1997    			__/s/_Annie Teo______________
						                         	Annie Teo, Trustee of the
                         							M.A.A.A. Trust


Dated: July  24   , 1997      		___/s/ Teren Seto Handelman_
                         							Teren Seto Handelman, Trustee
                         							of the M.A.A.A. Trust


Dated: July  24   , 1997     			__/s/ Alfred Teo_____________
                         							Alfred Teo, Trustee of the
                         							Alpha Industries, Inc.
                         							Retirement Plan


Dated: July  24  , 1997        	__/s/ Alfred Teo_____________
                          						Alfred Teo, Chairman of the
                         							Board of Directors of
                         							Alpha Technologies, Inc.

SCHEDULE 13D
CUSIP NO. 62758B109						Page 19 of 27 Pages

PXIQM172-L GLOBAL PORTFOLIO REPORTING SYSTEM    24JUL97
RR: 0015     PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S. DOLLARS) 11:57AM
A/C:  MAAA TRUST FBO                002-02865-2
PRODUCT NUMBER:  62758B109  FUNC MKTPRC   2.500 (USD)       YLD:
PRODUCT SYMBOL:  MLG         ISS MKTPRC   2.500 (USD) 7/23/97
PRODUCT DESC:    MUSICLAND STORES CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY	TRD PRC		AMT/PRIN
	    LONG
06/10/97 BUY   L 001        22400.00      1.875   	42224.00

7/15/97  BUY   L 001         2600.00      2.500    	 6526.00

7/16/97  BUY   L 001        14700.00      2.500    	36897.00

7/16/97  BUY   L 002         9900.00      2.563   	25467.75

7/21/97  BUY   L 001          400.00      2.438     	  979.00




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SCHEDULE 13D
CUSIP NO. 62758B109						Page 20 of 27  Pages



PXIQM172-L   GLOBAL PORTFOLIO REPORTING SYSTEM    24JUL97
RR: 0015     PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S. DOLLARS) 11:56AM
A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN   002-80275-9
PRODUCT NUMBER:  62758B109  FUNC MKTPRC   2.500 (USD)       YLD:
PRODUCT SYMBOL:  MLG         ISS MKTPRC   2.500 (USD) 07/23/97
PRODUCT DESC:    MUSICLAND STORES CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY	TRD PRC		AMT/PRIN

02/11/97 BUY   L 001         5000.00      1.250   	 6300.00

02/11/97 BUY   L 002         6000.00      1.125   	 6810.00

2/13/97  TR OT   001         5000.00              	 7550.00


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SCHEDULE 13D
CUSIP NO. 62758B109						Page 21 of 27 Pages

PXIQM172-L   GLOBAL PORTFOLIO REPORTING SYSTEM    24JUL97
RR: 0015     PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S. DOLLARS) 11:57AM
A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN   002-80275-9
PRODUCT NUMBER:  62758B109  FUNC MKTPRC   2.500 (USD)     YLD:
PRODUCT SYMBOL:  MLG         ISS MKTPRC   2.500 (USD) 07/23/97
PRODUCT DESC:    MUSICLAND STORES CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY	TRD PRC		AMT/PRIN

04/30/97  BUY   L 001         7200.00  	  1.125         8172.00

05/22/97  BUY   L 001          500.00     2.000         1005.00

05/22/97  BUY   L 002          500.00     2.125         1067.50

05/23/97  BUY   L 001       150000.00     2.000       301500.00

05/27/97  BUY   L 001        50000.00     1.875        94250.00

05/28/97  BUY   L 001          800.00     2.000         1608.00

05/28/97  BUY   L 002         5500.00     1.875        10367.50

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SCHEDULE 13D
CUSIP NO. 62758B109						Page 22 of 27 Pages

PXIQM172-L   GLOBAL PORTFOLIO REPORTING SYSTEM    24JUL97
RR: 0015     PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S. DOLLARS) 11:57AM
A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN   002-80275-9
PRODUCT NUMBER:  62758B109  FUNC MKTPRC   2.500 (USD)       YLD:
PRODUCT SYMBOL:  MLG         ISS MKTPRC   2.500 (USD) 07/23/97
PRODUCT DESC:    MUSICLAND STORES CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY	TRD PRC		AMT/PRIN

06/04/97 BUY   L 001         6000.00      2.000        12060.00

06/04/97 BUY   L 002         7100.00      1.875        13383.50

06/04/97 BUY   L 003        36900.00      1.875        69556.50

06/05/97 BUY   L 001         1000.00      2.000         2010.00

06/06/97 BUY   L 001         5000.00      2.000        10050.00

06/09/97 BUY   L 001         1000.00      2.000         2010.00

06/17/97 BUY   L 001        21100.00      2.000        42411.00

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SCHEDULE 13D
CUSIP NO. 62758B109						Page 23 of 27 Pages

PXIQM172-L   GLOBAL PORTFOLIO REPORTING SYSTEM    24JUL97
RR: 0015     PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S. DOLLARS) 11:57AM
A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN   002-80275-9
PRODUCT NUMBER:  62758B109  FUNC MKTPRC   2.500 (USD)       YLD:
PRODUCT SYMBOL:  MLG         ISS MKTPRC   2.500 (USD) 07/23/97
PRODUCT DESC:    MUSICLAND STORES CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY	TRD PRC		AMT/PRIN

07/03/97 BUY   L 001        25200.00      2.625        66402.00

07/03/97 BUY   L 002         1000.00      2.563         2572.50

07/03/97 BUY   L 003         1000.00      2.688         2697.50

07/07/97 BUY   L 001         2800.00      2.563         7203.00

07/07/97 BUY   L 002        12100.00      2.625        31883.50

07/07/97 BUY   L 003         2500.00      2.688         6743.75

07/08/97 BUY   L 001          500.00      2.500         1255.00

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SCHEDULE 13D
CUSIP NO. 62758B109						Page 24 of 27 Pages

PXIQM172-L   GLOBAL PORTFOLIO REPORTING SYSTEM    24JUL97
RR: 0015     PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S. DOLLARS) 11:57AM
A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN   002-80275-9
PRODUCT NUMBER:  62758B109  FUNC MKTPRC   2.500 (USD)     YLD:
PRODUCT SYMBOL:  MLG         ISS MKTPRC   2.500 (USD) 07/23/97
PRODUCT DESC:    MUSICLAND STORES CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY	TRD PRC		AMT/PRIN

07/08/97 BUY   L 002        13600.00      2.438        33286.00

07/08/97 BUY   L 003          500.00      2.500         1255.00

07/09/97 BUY   L 001        34400.00      2.438        84194.00

07/09/97 BUY   L 002        11200.00      2.375        26712.00

07/09/97 BUY   L 003        11000.00      2.313        25547.50

07/09/97 BUY   L 004          500.00      2.375         1192.50

07/11/97 BUY   L 001        11400.00      2.500        28614.00

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SCHEDULE 13D
CUSIP NO. 62758B109						Page 25 of 27 Pages
PXIQM172-L   GLOBAL PORTFOLIO REPORTING SYSTEM    24JUL97
RR: 0015     PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S. DOLLARS) 11:57AM
A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN   002-80275-9
PRODUCT NUMBER:  62758B109  FUNC MKTPRC   2.500 (USD)       YLD:
PRODUCT SYMBOL:  MLG         ISS MKTPRC   2.500 (USD) 07/23/97
PRODUCT DESC:    MUSICLAND STORES CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY	TRD PRC		AMT/PRIN
07/14/97 BUY   L 001        16300.00      2.500        40913.00
07/14/97 BUY   L 002         1200.00      2.438         2937.00
07/15/97 BUY   L 001         3700.00      2.500         9287.00
7/16/97  BUY   L 001         4900.00      2.500        12299.00
7/17/97  BUY   L 001        19300.00      2.563        49649.25
7/17/97  BUY   L 002        22300.00      2.500        55973.00
7/17/97  BUY   L 003         9600.00      2.563        24696.00
7/18/97  BUY   L 001        15600.00      2.500        39156.00
7/18/97  BUY   L 002        12400.00      2.563        31899.00
7/21/97  BUY   L 001         1900.00      2.438         4650.25
7/21/97  BUY   L 002         6300.00      2.500        15813.00
7/21/97  BUY   L 003          100.00      2.438          244.75
7/21/97  BUY   L 004        95800.00      2.625       252433.00
7/21/97  BUY   L 005        10000.00      2.563        25725.00
7/21/97  BUY   L 006         4500.00      2.500        11295.00
7/21/97  BUY   L 007         4100.00      2.563        10547.25
7/22/97  BUY   L 001        10800.00      2.688        29133.00
7/23/97  BUY   L 001         3500.00      2.813         9878.75
7/23/97  BUY   L 002        15100.00      2.875        43563.50
7/23/97  BUY   L 003        26200.00      2.938        77244.50
7/23/97  BUY   L 004        18200.00      2.750        50232.00
7/23/97  BUY   L 005         3000.00      3.000         9030.00
7/23/97  BUY   L 006         1000.00      3.063         3072.50
7/23/97  BUY   L 007         5500.00      3.125        17242.50
7/23/97  BUY   L 008          500.00      3.250         1630.00
7/24/97  BUY   L 001        11000.00      3.438        37922.50
7/24/97  BUY   L 002         4400.00      3.375        14894.00
7/24/97  BUY   L 003         1000.00      3.188         3197.50
7/24/97  BUY   L 004          500.00      3.125         1567.50
7/24/97  BUY   L 005        16400.00      3.750        61664.00
7/24/97  BUY   L 006        16400.00      3.625        59614.00
7/24/97  BUY   L 007         8000.00      3.563        28580.00
7/24/97  BUY   L 008        16000.00      3.688        59160.00
7/24/97  BUY   L 009        31200.00      3.500       109512.00
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SCHEDULE 13D
CUSIP NO. 62758B109						Page 26 of 27 Pages

PXIQM172-L   GLOBAL PORTFOLIO REPORTING SYSTEM    24JUL97
RR: 0015     PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S. DOLLARS) 11:59AM
A/C:  ALPHA INDUSTRIES RETIREMENT PLAN 001-34320-1
PRODUCT NUMBER:  62758B109  FUNC MKTPRC  2.500 (USD)         YLD:
PRODUCT SYMBOL:  MLG         ISS MKTPRC  2.500 (USD) 07/23/97
PRODUCT DESC:    MUSICLAND STORES CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY	TRD PRC		AMT/PRIN
         LONG

5/22/97  BUY   L 001         4000.00      2.000         8120.00

7/21/97  BUY   L 001         6000.00      2.438        14685.00


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SCHEDULE 13D
CUSIP NO. 62758B109						Page 27 of 27 Pages



PXIQM172-L   GLOBAL PORTFOLIO REPORTING SYSTEM    24JUL97
RR: 0015     PRODUCT TRANSACTION HISTORY
(FUNC CCY - U.S. DOLLARS) 11:58AM
A/C:  ALPHA TECHNOLOGY CORP.             002-02866-0
PRODUCT NUMBER:  62758B109  FUNC MKTPRC   2.500 (USD)       YLD:
PRODUCT SYMBOL:  MLG         ISS MKTPRC   2.500 (USD) 07/23/97
PRODUCT DESC:    MUSICLAND STORES CORP.
SECURITY DEMONINATION - U.S. DOLLARS
  DATE   TRANS LOT/ID      QUANTITY	TRD PRC		AMT/PRIN
         LONG

06/02/97 BUY   L 001        19000.00      2.000        38190.00



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RIGHT